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                             October 3, 2023

       Jason Fox
       Chief Executive Officer
       Net Lease Office Properties
       One Manhattan West, 395 9th Avenue, 58th Floor
       New York, NY 10001

                                                        Re: Net Lease Office
Properties
                                                            Registration
Statement on Form 10
                                                            Filed September 21,
2023
                                                            File No. 001-41812

       Dear Jason Fox:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2022 letter.

       Registration Statement on Form 10

       General

   1. We refer to Comment 9 in our letter dated December 11, 2022. We note your disclosure on page 46 that the
terms of your key agreements and the agreements related to
                                                        your separation from
WPC, including the separation and advisory agreements, may not reflect terms that
would have resulted from arm   s length negotiations among unaffiliated
                                                        third parties. Please
revise the background, Certain Relationships or where appropriate to explain how it was
decided to explore the separation of the office assets business into a newly created and
separately traded public company. Include disclosures related to how the material terms of
the spin-off were determined, including, but not limited to the ancillary agreements,
and the amounts under the NLO Credit Facility that are expected to be distributed to WPC
in accordance with the Separation and Distribution Agreement.
 Jason Fox
FirstName  LastNameJason
Net Lease Office Properties Fox
Comapany
October    NameNet Lease Office Properties
        3, 2023
October
Page 2 3, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Darren Guttenberg, Esq.